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                                                                       EXHIBIT 1

TO:  SHAREHOLDERS OF IMPRINT RECORDS

DATE:  July 7, 1997

Attached is a press release distributed to the media on Wednesday, July 2, 1997.

After two years of serious, but unsuccessful efforts to "break through" with meaningful sales success in the Country music recording industry, we have no choice but to alter our plan and make every effort to build shareholder value in a related, but less overhead intensive manner. The attached press release describes our plans. Bud Schaetzle, President of Imprint, will spearhead this effort. Bud's history in film and television should give us a strong leg up in entering this related business in a serious way (see attached).

We believe the country music business is still viable for us at some future time. At this point, however, competition has never been more intense and the recent announcements that DreamWorks and Disney have elected to open operations in Nashville, have only added to the uncertainty of the business. The music industry depends on radio as the primary exposure medium for its products; even now, it seems clear that country radio is having difficulty handling the enormous flow of new music.

Because of these factors, we have decided to suspend our music recording operations immediately , and in connection there with, we have moved to aggressively cut costs at the company. All but one member of the radio promotion department have been laid off (six people) and one additional person has departed Imprint to join another label. Although we continue to have some base salary employment contract obligation with respect to those terminated, those obligations will be, we hope, mitigated by those individuals' future employment prospects. Promotion staffers are a highly sought after job category at record labels, and we feel most of our laid off promotion staff should move into similar positions with other companies within a reasonable amount of time. All other costs associated with promoting and marketing music can be reduced or eliminated relatively quickly. We have done so, and intend to continue to do so.

In the past four months, we have discontinued our recording relationship with Gretchen Peters, Charlie Major and Al Anderson. Additionally, we have recently given Jeff Wood the approval to seek a contract with another label. Jeff continues to be signed to Imprint for now, but no further single releases will be forthcoming. We have not yet released the finished album on artist Ryan Reynolds. We had high expectations for Ryan's release but have chosen to attempt to place Ryan's Imprint Album (and transfer his Imprint contract) with a major label, rather than jeopardize his future. Although this issue is uncertain at this time, we have reason to believe a deal can be negotiated. If we can negotiate such an agreement, we might recoup all costs associated with his recording.

The company will continue, for the near term, to work with artist Bob Woodruff. Bob's potential future success will depend primarily on performance touring. Marketing and promotion costs will be kept to a minimum.




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Imprint President Bud Schaetzle and CEO Roy Wunsch have loaned the company
$100,000 each and these two principals have also guaranteed bank loans of approximately $200,000 in order to allow the company to survive. Starting with September 1996, both executives took only one half of their salary and commencing in December 1996, the two executives deferred their total salary. Initial cash flow from film and/or TV productions is expected in late July or August of this year. Management is waiting for confirmation on certain film and TV productions in order to forecast gross revenue for the next several months.

Imprint has certain liabilities related to Imprint music product positioned in the market place. All of this product has been billed to retail and rack jobber accounts by the company's distributor DNA. Although some of that billing has come into the company over the last several months, not all has been released to Imprint by the distributor, per our "reserve" agreement.
The company is meeting with DNA to reconcile Imprint's sales accounting. It is unlikely that the product currently in retail position will sell out. Any music product that has been collected for by Imprint from DNA, but has not yet sold through to the consumer, is an Imprint liability. DNA has been advised of the company's current situation and they have agreed to work with Imprint on possible future record releases.

Recently Imprint was de-listed by NASDAQ after falling below the $2,000,000 minimum asset requirement; even though we presented a plan that would keep Imprint above that minimum, it was ultimately rejected by NASDAQ. We hope to re-apply for listing as soon as is practical. Imprint now trades on the OTC Bulletin Board.

We at Imprint continue to make the maximization of shareholder value our overriding long-term business goal, and feel our plans, as outlined above and in the attached press release, represent the best course to follow to attain that goal.

Questions related to Imprint Records operations can be directed to Roy Wunsch, CEO or Bud Schaetzle, President. Given the minimum current paid staffing status of Imprint, it would be very helpful to submit any questions via fax (615 244-9586). Don't forget to include your return fax number.

Phone calls to company from shareholders will be returned in the order they were received, once again it would be helpful to let us know your fax number for responses to your questions.

IMPRINT RECORDS